Resolution of Board of Directors
On July 17, 2009, the Board of Directors of POSCO resolved the following:

I. Acquisition of Taihan ST Co., Ltd.

POSCO will purchase and acquire 2,604,000 shares of Taihan ST Co., Ltd. (“Taihan ST”) priced at KRW 60 billion. As of a result of the share acquisition, POSCO will own 3,400,000 shares of Taihan ST (POSCO currently owns 796 thousand shares of Taihan ST) for a total shareholding interest of 85 percent of all issued and outstanding shares.

II. Acquisition of Asia Stainless Corporation

In order to strengthen its competitiveness in the global stainless steel industry, POSCO will purchase and acquire 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.

III. Establishment of Continuous Galvanizing Line in India

POSCO will establish a Continuous Galvanizing Line in India for purposes of engaging the automotive flat products market (annual production capacity of approximately 450,000 tons).

IV. 2009 Interim Dividend Payout

1. Interim Dividends per Share: KRW 1,500 (in cash)
2. Total Amount of Interim Dividends: KRW 114,854,874,000
3. Payment Date: August 5, 2009 (Seoul time)